PRAIRIE CAPITAL MARKETS, LLC

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
PURSUANT TO RULE 17a-5

SEPTEMBER 30, 2023

CONFIDENTIAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-68889

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/22 (MM/DD/YY) AND ENDING 09/30/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Prairie Capital Markets, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Lincoln Center, 18W140 Butterfield Rd, Suite 800
(No. and Street)

Oakbrook Terrace	IL	60181
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Timothy Witt	630-443-9933	Tim.Witt@prairiecap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Davila Advisory LLC
(Name – if individual, state last, first, and middle name)

10135 Manchester Road, Suite 206	St. Louis	MO	63122
(Address)	(City)	(State)	(Zip Code)

11/21/2019	6667
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Timothy Witt, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Prairie Capital Markets, LLC, as of September 30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DOMINIC J. HARRIS
OFFICIAL SEAL
Notary Public - State of Illinois
My Commission Expires Nov 16, 2025

Notary Public

Signature: [signature]

Title: CCO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PRAIRIE CAPITAL MARKETS, LLC

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS
STATEMENT OF FINANCIAL CONDITION
STATEMENT OF OPERATIONS
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
STATEMENT OF CASH FLOWS

NOTES TO FINANCIAL STATEMENTS

SUPPLEMENTAL INFORMATION
SCHEDULE I - COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
SCHEDULE II & III- COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
EXEMPTION REPORT



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Prairie Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Prairie Capital Markets, LLC (the "Company") as of September 30, 2023, and the related statements of operations, changes in member's capital and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Prairie Capital Markets, LLC as of September 30, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedules I, II, & III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedules I, II, & III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Prairie Capital Markets, LLC's auditor since 2023.

Davila Advisory, LLC

Saint Louis, Missouri
December 11, 2023

T : (314) 965-9775   F : (314) 476-9660   W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122

PRAIRIE CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2023

ASSETS

Cash	$	246,386
Other assets		1,978
TOTAL ASSETS	$	248,364

LIABILITIES AND MEMBER'S CAPITAL

Liabilities		
Accounts payable	$	14,369
Due to related party		17,120
TOTAL LIABILITIES	$	31,489
Member's Capital	$	216,875
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	248,364

The accompanying notes are an integral part of these financial statements.

PRAIRIE CAPITAL MARKETS, LLC

STATEMENT OF OPERATIONS

YEAR ENDED SEPTEMBER 30, 2023

REVENUE
  Consulting fee revenue:
ESOP advisory fee	$	37,500
Merger / Acquisition advisory fee		480,000
Other revenue		9,281
Total Revenue	$	526,781

EXPENSES
Compensation	$	140,785
Professional fees		148,145
Occupancy		14,590
Other expenses		49,344
Total Expenses	$	352,864
NET INCOME	$	173,917

The accompanying notes are an integral part of these financial statements.

PRAIRIE CAPITAL MARKETS, LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

YEAR ENDED SEPTEMBER 30, 2023

Balance-Beginning of Period	$	242,958
Distributions		(200,000)
Net Income		173,917
BALANCE-END OF PERIOD	$	216,875

The accompanying notes are an integral part of these financial statements.

PRAIRIE CAPITAL MARKETS, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2023

Cash Flows from Operating Activities		
Net Income	$	173,917
Adjustments:		
Decrease in other assets		71
Increase in due to related party		2,089
Increase in accounts payable		985
Net Cash Flow Provided by		
Operating Activities	$	177,062
Cash Flows from Financing Activities		
Distributions to member	$	(200,000)
Net Decrease in Cash	$	(22,938)
Cash Balance at September 30, 2022	$	269,324
Cash Balance at September 30, 2023	$	246,386

The accompanying notes are an integral part of these financial statements.

PRAIRIE CAPITAL MARKETS, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2023

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Prairie Capital Markets, LLC (the "Company"), a limited liability company, was organized in the state of Illinois on July 1, 2010. The Company is a wholly-owned subsidiary of Prairie Capital Holdings, Inc. ("Parent"). The Company is registered with the Securities and Exchange Commission and, is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is consulting services.

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Recognition of Revenue – The Company follows revenue recognition guidance that requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenue on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations and discretion in establishing the price.

PRAIRIE CAPITAL MARKETS, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2023

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES – *(Continued)*

Consulting Fee Revenue – Consulting fee revenue consists primarily of ESOP, Merger/Acquisition and financial advisory fees. The Company earns revenue from its clients based upon the progress of the project. The progress of the project is evaluated quarterly based on: costs and hours charged to the engagement, project manager discussions and project status, to determine the amount of revenue to be recognized. All retainers received by the Company met performance obligations and were earned and recognized on or before September 30, 2023.

Significant Judgments - The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Concentration of Cash - The Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limits. The Company believes it is not exposed to any significant credit risk to cash.

Leases - The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. At September 30, 2023, the Company did not have any lease obligations.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - RELATED PARTY TRANSACTIONS

As previously noted, the Company is wholly owned by Prairie Capital Holdings, Inc. ("Parent"). The Company is also affiliated with Prairie Capital Advisors, Inc. ("Advisors") through common ownership. There were no transactions between the Company and Advisors.

The company shares office space, employees, and other overhead expenses with its Parent. In accordance with a written agreement, the Company has agreed to reimburse the Parent an amount equal to 2% of the costs that the Parent has incurred for these shared expenses. The expenses incurred to the Parent during the year ended September 30, 2023, pursuant to the agreement are as follows:

Expense	Amount
Compensation	$ 140,785
Occupancy	14,590
Other expenses	37,530
Total	$ 192,905

At any time, the Parent has the authority to forgive payment and treat that amount as a non-cash contribution to the Company. There were no non-cash contributions during the year ended September 30, 2023.

At September 30, 2023, $17,120 was due to the Parent, as stated in the statement of financial condition.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the FINRA, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. Net capital and aggregate indebtedness change from day to day, but at September 30, 2023, the Company had net capital and a net capital requirement of $214,897 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 14.65%.

NOTE 4 - INCOME TAXES

As a single member limited liability company, the Company is not recognized for federal and state income tax purposes as a taxable entity. Therefore, income taxes are the responsibility of the individual shareholders of the Parent.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state, or local income taxes for periods before 2019.

NOTE 5 – MAJOR CUSTOMERS

For the year ended September 30, 2023, approximately 92% of total revenue was derived from one customer. There is no balance due from this company at September 30, 2023.

NOTE 6 – REVENUE FROM CONTRACTS WITH CUSTOMERS

In regard to ASC Topic 606, revenue has been disaggregated on the Statement of Operations. For presentation purposes, revenue on the Statement of Operations is disaggregated further than what was presented on the FOCUS filings. No further disaggregation is warranted at September 30, 2023.

NOTE 7 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued, noting none.

.

<u>SUPPLEMENTAL INFORMATION</u>

PRAIRIE CAPITAL MARKETS, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

SEPTEMBER 30, 2023

```
COMPUTATION OF NET CAPITAL
      Total member's capital                          $    216,875
      Deductions:
            Nonallowable assets                             (1,978)


            NET CAPITAL                              $    214,897


COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
      Minimum net capital requirement (6 2/3%
            of total aggregate indebtedness)         $      2,099


      Minimum dollar net capital requirement         $      5,000


      Net capital requirement                        $      5,000


COMPUTATION OF AGGREGATE INDEBTEDNESS
      Total liabilities from statement of
            financial condition                      $     31,489


Percentage of Aggregate Indebtedness to
      Net Capital                                          14.65%
```

NOTE: **There are no material differences between the computations
above and the computations included in the Company's
corresponding unaudited Form X-17A-5 Part IIA filing.**

See accompanying Report of Independent Registered Public Accounting Firm.

PRAIRIE CAPITAL MARKETS, LLC

SCHEDULE II & III- COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

FOR THE YEAR ENDED SEPTEMBER 30,2023

The Company does not claim an exemption from SEC Rule 15c3-3 in
reliance upon Footnote 74 of the 2013 Release. The Company carries no
accounts, does not hold funds or securities for or owe money or securities
to customers. The Company effectuates all financial transactions on behalf
of their customers on a fully disclosed basis. Accordingly, there are not
items to report under the requirements of this rule.

See accompanying Report of Independent Registered Public Accounting Firm.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Prairie Capital Markets, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Prairie Capital Markets, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and (2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No., 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to private placement, restructuring, valuation and other advisory services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Prairie Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Prairie Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Davila Advisory, LLC

Saint Louis, Missouri
December 11, 2023



PRAIRIE®

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

December 11, 2023

Prairie Capital Markets, LLC ("Company") is a registered broker-dealer subject to Rule17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company may file an exemption report because the Company had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year.

2. The Company, as a non-covered firm, met the provisions of footnote 74 of the Securities and Exchange Commission Release No. 34-70073 as it activities are limited to private placement, restructuring, valuation and other advisory services and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

The above statements are true and correct to the best of my and the Firm's knowledge for the year ended September 30, 2023.

Signature: Tim W. Witt

Name and Title: Timothy W. Witt, CCO

Prairie Capital Advisors, Inc.
Atlanta | Cedar Rapids | Chicago | Columbus | Kansas City/Salina | Louisville | Oakbrook Terrace
www.prairiecap.com
Securities offered through Prairie Capital Markets, LLC